Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
In thousands, except ratios	2016	2015	2014	2013	2012
Fixed Charges:
Interest	$—	$—	$—	$311	$629
Portion of rental expense representative of the interest factor (1)	663	619	575	604	628
Total Fixed Charges	$663	$619	$575	$915	$1,257

Earnings (Loss) Before Tax:
Income (loss) from continuing operations before income taxes	$(21,452)	$(19,764)	$91,985	$3,376	$6,900
Add: Total fixed charges	663	619	575	915	1,257
Less: Net income (loss) attributable to noncontrolling interests	130	(415)	(152)	(193)	(107)
Total Earnings Available for Fixed Charges	$(20,919)	$(18,730)	$92,712	$4,484	$8,264

Ratio of Earnings to Fixed Charges(2)	—	—	161.2	4.9	6.6

(1)	For purposes of calculating fixed charges, an interest factor of one-third was applied to total rental expense.
(2)	Adjusted earnings for the years ended December 31, 2016 and 2015 were not sufficient to provide for fixed charges.